November 17, 2011

VIA EDGAR AND E-MAIL

Patrick Scott

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4644

Re:	Great-West Life & Annuity Insurance Company

Great-West SecureFoundationSM Group Fixed Deferred Annuity Certificate

File No. 333-175423

Dear Mr. Scott:

On behalf of Great-West Life & Annuity Insurance Company (the “Company”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned registration statement on Form S-1. The Amendment was filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2011. For your convenience, the enclosed copy has been marked to highlight changes made from the initial registration statement.

The Amendment incorporates changes made in response to comments raised by the Commission staff in a letter to the Company dated September 7, 2011 on the registration statement originally filed with the Commission on July 8, 2011. The Amendment also contains clarifying or stylistic changes and includes other information necessary to complete the registration statement.

The following paragraphs provide the Company’s responses to the comments raised by the Commission staff. For the staff’s convenience, the staff’s comments are set forth in full below, followed by our response.

PROSPECTUS

1.	How much will your Certificate cost (page 2)

a.	Comment: Please revise the last sentence in the first paragraph to indicate, if accurate, that fees paid prior to the certificate’s termination will not be refunded.

Response: The Company has revised the last sentence in the first paragraph to read as follows: “We will not provide Certificate Owners with notice before termination of the Certificate, and we will not refund any Guarantee Benefit Fee payments made prior to termination of the Certificate.”

Patrick Scott

November 17, 2011

b.	Comment: Disclosure states that the Company reserves the right to change the Guarantee Benefit Fee for any reason, within the minimum and maximum range, whether or not the experience factors change. Consider providing an example of circumstances or economic environment that would cause the Company to implement such a change of the Guarantee Benefit Fee.

Response: The Company has added an example regarding a faster-than-expected improvement in mortality experience, which might cause an increase in the Guarantee Benefit Fee.

2.	How does your Certificate work? – Settlement Phase – Is the certificate right for you? (pages 3 & 4):

a.	Comment: The disclosure gives you examples of “certain other fees not directly associated with the Certificate or Group Contract” that cause the Settlement Phase to begin. Please clarify the disclosure by stating what fees would not be applicable or cause that phase to begin.

Response: The Company has clarified the disclosure by including a reference to the section on page 11 entitled “Fees Associated with the Portfolio.” To this section, the Company has provided examples of fees that are not Excess Withdrawals and fees that are Excess Withdrawals. Fees that are Excess Withdrawals (which would not cause the Settlement Phase to begin) include (a) trading and transaction (e.g., bounced check or stop payment) fees associated with other assets in the Investment Portfolio that are deducted from the Covered Fund Value and (b) advisory fees in excess of 1.5% of the Covered Fund Value.

b.	Comment: Because the disclosure at the bottom of page 3 suggests that required minimum distributions under the Code will count as Excess Withdrawals, consider disclosure that those who will be subject to required minimum distributions should consider the appropriateness of this product.

Response: The Company has added the following disclosure: “As a result, those who will be subject to required minimum distributions should consider the appropriateness of this product.”

c.	Comment: Disclose on page 5 (The Covered Fund may become ineligible) that, if the Transfer does not take place, the certificate will terminate.

Response: The Company has added the requested language.

3.	Guarantee Benefit Fee (page 22)

Comment: Disclosure at page 22 states that the Company will deduct the Guarantee Benefit Fee by redeeming the number of fund shares equal to the Guarantee Benefit Fee.

Patrick Scott

November 17, 2011

Disclosure elsewhere in the prospectus states that if the Company does not receive the Guarantee Benefit Fee, including as a result of the failure of your Financial Services Provider to submit it, the certificate will terminate. Please clarify how the fee is paid. Clarify whether the Owner is responsible for submitting the fee. Although the fee appears to be redeemed from Covered Fund shares, consider adding as a risk factor termination of the Certificate resulting from failure on the part of the Owner to pay, or cover, the fee.

Response: The Company has added language in the first paragraph of the Guarantee Benefit Fee section on page 22 to clarify the Financial Services Provider’s role in both the redemption of Covered Fund shares and subsequent payment of the Guarantee Benefit Fee. A risk factor on page 6 discloses the risk that the certificate will terminate if the Guarantee Benefit Fee is not paid. Please see The Certificate will terminate if the Guarantee Benefit Fee is not paid.

ADDITIONAL COMMENTS

1.	Financial Schedules

Comment: Please include the financial schedules per Item 16(b) as required by regulation S-X and Item 11(e) of Form S-1.

Response: The Company has incorporated by reference its Form 10-K for the fiscal year ended December 31, 2010 in this filing.

2.	Financial Statements, Exhibits, and Certain Other Information

Comment: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Company has included all required or missing disclosure in this Amendment.

3.	Representation

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Patrick Scott

November 17, 2011

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of lnvestment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: The Company acknowledges that, with respect to the above-referenced filing:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *       *

We believe that the Amendment responds to all Commission staff comments. We respectfully request that the staff review these materials as soon as possible. Requests for acceleration from the Company and from the principal underwriter accompany this filing, seeking acceleration of the effectiveness of the registration statement to December 1, 2011. Any assistance you can provide to the Company to assist it in meeting this request would be very much appreciated.

Patrick Scott

November 17, 2011

Please do not hesitate to call the undersigned at 303.737.2013, Matt Maxwell at 303.737.3011, or Stephen E. Roth at 202.383.0158 with any questions or comments concerning this response. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Keith E. Grindstaff
Keith E. Grindstaff

Enclosures

cc:	Stephen E. Roth